UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer Feld 582,

69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Affimed N.V. (“Affimed” or the “Company”) today issued three press releases. Copies of each of the Company’s press releases are filed as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Report on Form 6-K, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany,

November 7, 2019.

AFFIMED N.V.

By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

By:	/s/ Florian Fischer
Name: Florian Fischer
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Affimed N.V. Press Release “Affimed Announces Proposed Public Offering of Common Shares,” dated November 7, 2019

99.2	Affimed N.V. Press Release “Affimed Highlights Progress on NK Cell Engager Collaboration with Genentech” dated November 7, 2019

99.3	Affimed N.V. Press Release “Affimed Announces FDA Clearance of IND to Commence First-in-Human Phase 1/2a Study of AFM24 for the Treatment of EGFR-Expressing Cancers,” dated November 7, 2019